One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

August 16, 2016

Mr. Asen Parachkevov

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Goldman Sachs ETF Trust (the “Registrant”),
SEC File Nos. 333-200933 and 811-23013

Dear Mr. Parachkevov:

We are writing in response to comments provided telephonically on July 8, 2016, with respect to your review of Post-Effective Amendment No. 10 (“PEA No. 10”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on May 25, 2016. PEA No. 10 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering Shares of Goldman Sachs TreasuryAccess 0-1 Year ETF (formerly, Goldman Sachs Short Term U.S. Treasury ETF) (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Comment 1. Please provide the completed “Annual Fund Operating Expenses” table for the Fund in advance of the 485(b) filing.

Response 1. The Fund previously filed a correspondence filing dated August 11, 2016 containing the completed “Annual Fund Operating Expenses” table.

Comment 2. Please confirm that the Fund complies with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) (i.e., that the Index consists only of securities suggested by the Fund’s name, and therefore the Fund’s policy to invest at least 80% of its assets in securities included in its underlying index effectively results in the Fund investing at least 80% of its assets in securities suggested by the Fund’s name).

Response 2. The Registrant hereby confirms that the Index consists solely of securities suggested by the Fund’s name (i.e., U.S. Treasury Obligations) and therefore that the Fund complies with Rule 35d-1 under the 1940 Act.

Comment 3. Please explain supplementally how the use of a representative sampling strategy is consistent with the Fund’s investment objective, given that replication would be more consistent with seeking investment results that closely correspond, before fees and expenses, to those of the Index.

Response 3. The Registrant respectfully submits that its investment strategy is consistent with its investment objective. The exemptive order on which the Registrant relies to operate exchange-traded funds (Release No. IC-31465; File No. 812-14361) recognizes that use of a representative sampling strategy, rather than a replication strategy, may be more appropriate under certain circumstances. The Investment Adviser believes the use of a representative sampling strategy will allow the Fund’s portfolio to be more liquid as compared to a portfolio consisting of all index constituents and is therefore beneficial for the Fund.

Comment 4. Please provide the types of securities and other instruments in which the Fund may invest as part of its 20% basket (i.e., the 20% of the Fund’s assets that are not required to be invested in Index constituents in accordance with the Fund’s 80% policy). The Staff notes that any security or other instrument in which the Fund invests as a principal strategy should be disclosed under “Summary – Principal Investment Strategies” in the Prospectus.

Response 4. As disclosed under “Investment Management Approach – Principal Investment Strategies” in the Prospectus, “[t]he Fund may…invest up to 20% of its assets in securities and other instruments not included in the Index but which the Investment Adviser believes are correlated to the Index, as well as in, among other instruments, repurchase agreements collateralized by U.S. Treasury Obligations and cash and cash equivalents, including shares of money market funds advised by the Investment Adviser or its affiliates.” The Registrant hereby confirms that all principal investment strategies are disclosed under “Summary – Principal Investment Strategies” in the Prospectus.

Comment 5. Depending on the types of investments held in the 20% basket, please consider revising the “Credit/Default Risk” under “Summary – Principal Risks of the Fund” accordingly (i.e., to eliminate references to banks or other financial institutions that have entered into repurchase agreements with the Fund).

Response 5. The Registrant has revised the disclosure accordingly.

Comment 6. Please consider revising the “Tracking Error Risk” disclosure given the Fund’s use of a representative sampling strategy.

Response 6. The Registrant hereby confirms its belief that its “Tracking Error Risk” disclosure is appropriate as such disclosure states that “the Fund’s use of a representative sampling approach may cause the Fund’s returns to not be as well correlated with the return of the Index as would be the case if the Fund purchased all of the securities in the Index in the proportions in which they are represented in the Index.” In addition, the Registrant has further described risks associated with the use of a representative sampling strategy under “Sampling Risk.”

Comment 7. Please confirm whether the Fund will do any of the following as part of its principal investment strategies: (i) invest in money market funds advised by the Investment Adviser or its affiliates; (ii) borrow for investment purposes; (iii) invest in illiquid investments; or (iv) engage in securities lending. (See the Investment Practices table.) The Staff notes that any investment practice that is a principal investment strategy of the Fund should be disclosed under “Summary – Principal Investment Strategies” in the Prospectus.

Response 7. The Registrant hereby confirms that it is permitted to use the above listed investment techniques to achieve its investment objective but that it will not currently use any such investment technique as a principal investment strategy.

Comment 8. Please confirm supplementally that the Fund’s practice is to issue and redeem securities at the net asset value next calculated after receipt of an order in accordance with the requirements of Rule 22c-1 under the 1940 Act.

Response 8. The Registrant hereby confirms that the Fund’s practice is to issue and redeem securities at the net asset value next calculated after receipt of an order in accordance with the requirements of Rule 22c-1 under the 1940 Act.

Comment 9. The Staff notes that the Fund’s fundamental investment restriction relating to loans prohibits loans with the exception of “loans to affiliates of the Fund to the extent permitted by law,” among other exclusions. Please explain what this exclusion refers to.

Response 9. The exclusion refers to reliance on an interfund lending exemptive order or other similar situations where loans to affiliates may be permitted.

Comment 10. Please provide Tandy Representations.

Response 10. Tandy Representations are attached hereto as Exhibit A.

*     *     *     *     *     *     *     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

cc:	Andrew Murphy, Goldman, Sachs & Co.
Joseph McClain, Goldman, Sachs & Co.

Exhibit A

August 16, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

• the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

• the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

• the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Stephanie A. Capistron of Dechert LLP at (617) 728-7127.

Sincerely,

/s/ Andrew Murphy
Andrew Murphy, Goldman, Sachs & Co.

cc:	Stephanie A. Capistron, Dechert LLP

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